Boyd has many important assets, but the most valuable is our established and unquestioned reputation for integrity. As professionals, we are judged by our conduct, and we must act in a manner that merits the trust and confidence of our customers and the public in general. Because of the nature of the investment advisory business, many people hold us to a higher standard than the general business world. Boyd has adopted this Code of Ethics (“Code”) to help ensure that it retains its integrity and continues to merit trust and confidence. Additionally, Boyd’s employees that are CFA Institute members are also expected to comply with CFA Institute’s Code of Ethics and Standards of Professional Conduct.

Boyd and its employees owe an undivided duty of loyalty to Boyd’s clients and must place client interests first at all times. Employees will, in varying degrees, participate in or be aware of fiduciary and investment services provided to registered investment companies, institutional investment clients, employee benefit trusts and other types of investment advisory clients. Our fiduciary relationship mandates adherence to the highest standards of conduct and integrity.

Accordingly, employees acting in a fiduciary capacity must carry out their duties for the exclusive benefit of client accounts. Employees must avoid any activity that might create an actual or potential conflict of interest and should never take unfair advantage of their positions with Boyd. Employees may not cause a client to take action (or fail to take action) for the employee’s personal benefit, rather than for the benefit of the client.

The following terms are used commonly throughout this Code. There are several other technical definitions that may apply to the requirements set forth in the Code, and you are encouraged to consult with Compliance for clarification, if needed.

1.	An “Access Person” of Boyd is any employee that:

•                     Has access to non-public information regarding any clients' purchase or sale of securities, or non-public information regarding the portfolio holdings of any mutual fund that Boyd advises; or

•                     Is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public.

2.	An “Advised Fund” is a registered investment company for which Boyd serves as adviser or sub-adviser.

3.	An “ARM” is an account relationship manager.

4.	“Reportable Security” is as defined in Section 2.6.2 of this Code.

In most situations, our personal values and integrity will guide us to the right decision. However, we must always keep in mind how our actions affect the credibility of Boyd. For this reason, our business ethics must reflect the highest values and standards of conduct outlined in this Code. We encourage each employee to ask questions, seek guidance and express any concerns they may have. When in doubt, directors, officers and employees should ask themselves the following questions:

•	Is my action legal? If so, is it also ethical?
•	Are my actions honest in every respect?
•	Would I be proud to read about my action in the newspaper?
•	Can I defend my action with a clear conscience?
•	Would it be helpful to ask for guidance before taking any action?

If your answers to these questions are troubling in any respect, it may be that whatever you are considering is not the correct or appropriate course of action and you should contact Compliance or a member of Executive Management with any questions.

A major component of carrying out our fiduciary duties to our clients involves the awareness and disclosure of actual and potential conflicts of interest. A conflict of interest occurs when the best interests of Boyd and/or its employees are contrary to the interests of our clients. A conflict situation can arise if you have a personal financial or other interest that may make it difficult to perform your duties objectively and effectively. Conflicts of interest may also arise if you or a family member or another organization in which you have an interest receives a personal benefit as a result of your position with Boyd.

All Access Persons must disclose actual or potential conflicts of interest to Compliance, so that they may be adequately disclosed and mitigated.

You must conduct yourself in a manner which is in full compliance with all applicable laws, rules and regulations, including Rule 204A-1 of the Advisers Act and Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as well as with all of Boyd’s other policies and procedures. Activity or behavior which would be criminally or civilly actionable is deemed not to be in compliance. Boyd’s Chief Compliance Officer has an “open door” policy and all employees may feel free to seek guidance whenever a regulatory matter comes into question.

The following provisions apply to all securities accounts in which Access Persons have a direct or indirect beneficial ownership interest. Beneficial ownership interest includes securities held in the name of your spouse, minor children and other relatives (including adult children) resident in your home and unrelated persons in circumstances where you are entitled to share in any profit derived from a transaction in those securities. If there is any question as to whether a particular account is subject to these requirements, Compliance should be consulted for guidance.

Diversion of Investment Opportunity

Access Persons should not acquire a security that would be suitable for a client account without first considering whether to recommend or purchase that security to or for the client’s account.

Prohibition of Front Running

“Front running” is generally considered to be the practice of effecting a securities transaction with advance knowledge of another transaction in the same or related security for client accounts, typically a block transaction, in order to personally benefit from the effect of the block transaction upon the price of the security or related security. Front running is a prohibited practice and Access Persons’ personal securities transactions will be reviewed periodically by Compliance for evidence of front running.

Blackout Periods

Pending Trades

Access Persons may not purchase or sell a security in an account under the Access Person’s control on a day during which any client account, including any Advised Fund, has a pending order in the same security. This restriction applies until the client’s order has been executed or cancelled.

Securities Under Consideration

Access Persons may not purchase or sell a security if a decision has been made to effect a transaction in the same security for a client account or if the Access Person knows that a transaction in the same security is being considered for a client account, including any Advised Fund(s), for the same day.

Frequent Trading

Frequent trading by Access Persons is discouraged. While there is no objective measure of excess frequency, Compliance and Executive Management will use their best judgment to determine if an Access Person is spending too much time trading for his or her own account and limits may be set accordingly on a case-by-case basis.

Access Persons must pre-clear all personal transactions in Reportable Securities, except as provided below. Access Persons are personally responsible for ensuring that the proposed transaction does not violate Boyd’s policies or applicable securities laws and regulations.

Reportable Security is defined by SEC Rule 204A-1(e)(10) and is broad in scope. Examples of a Reportable Security include, without limitation, a physical stock certificate, a bond, or an equity security such as company stock in a retirement plan account. However, a Reportable Security does not include:

-	Direct obligations of the U.S. government;

-	Money market instruments, including bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and other high-quality short- term debt instruments;

-	Shares issued by money market funds;

-	Shares issued by open-end mutual funds (other than exchange traded funds); and

-	Shares issued by open-end unit investment trusts (UITs) if the UIT is invested exclusively in open end mutual funds (other than Advised Funds).

Pre-clearance is also required for a transaction in any security that is on any restricted securities list maintained by Boyd.

Access Persons shall submit a pre-clearance request through Schwab Compliance Technologies system for review by at least one designated reviewer, which will be an employee in Portfolio Management, Trading, or a Compliance Officer. The request will not be approved by the designee(s) if a decision has been made to engage in a transaction in the same security for a client account or if either reviewer knows that a transaction in the same security is being considered for a client account. Once reviewed, the Access Person will receive notification as to whether the transaction has been approved or denied. A record of the pre-clearance request and its review will be maintained by the system in accordance with Boyd’s books and records obligations.

An approval is only valid until the close of business on the same day it is granted. If the order is not placed during that period or is placed but not executed, a new approval must be obtained.

Exemptions to Pre-Clearance Requirement

Except as provided in Section 2.6.3 below, the following types of transactions are exempt from pre-clearance:

1.	Securities purchased or sold in fully discretionary accounts managed by a third party
2.	Open-end U.S. mutual fund shares, other than transactions in Advised Fund(s) not made through a 401(k) plan or other automatic investment plan
3.	Exchange-traded funds (“ETFs”)
4.	Reorganizations (e.g., tender offers)
5.	Futures and options on indices
6.	Option exercises
7.	Other securities that are not Reportable Securities

Prior to effecting a transaction in an initial public offering (“IPO”) or in a limited offering, Access Persons must obtain the approval of Compliance and/or Executive Management. In evaluating such requests, the reviewer should consider all relevant factors, including:

1.	Whether the investment opportunity is being made available to the Access Person due to the Access Person’s position with Boyd;

2.	Whether the investment opportunity creates a conflict of interest relating to the Access Person’s fiduciary responsibilities at Boyd; and

3.	Whether the investment opportunity is suitable for and should be reserved for Boyd’s clients.

Approvals of an Access Person’s request to participate in an IPO or in a limited offering will be recorded on SCT.

If an Access Person has acquired securities in an IPO or in a limited offering, he or she must disclose that interest to Compliance before the Access Person may play a material role in a decision to recommend or cause an Advised Fund to invest in securities of the same issuer. This disclosure is required even if the Access Person has complied with the preclearance and reporting requirements of the Code.

Access Persons must disclose all securities and applicable accounts (including fully discretionary accounts), provided that the following personal securities accounts are not reportable under the Code unless they hold Reportable Securities:

-	401(k) and 403(b) retirement plan accounts that only hold open end mutual funds

-	Accounts held directly at mutual fund companies (mutual fund only accounts)

-	Accounts held directly at 529 college savings plans

To ensure compliance with this requirement, Access Persons must instruct any bank, broker or other financial institution that maintains such accounts to send duplicate copies of all trade confirmations and account statements promptly to the attention of Compliance.

In order to comply with applicable requirements, Boyd must receive account statements no later than 30 days after the end of any calendar month or quarter (depending on account activity).

Holdings Reports

Within ten (10) days of becoming an Access Person, and annually thereafter, each Access Person must submit holding information for all Reportable Securities to Compliance. The information in the holdings report must be current as of a date no more than 45 days before the report is submitted.

Quarterly Transaction Reports

Within thirty (30) days of the end of each calendar quarter, all Access Persons must review, report and certify all trading activity in Reportable Securities for the quarter. All Access Persons must also report any new Accounts opened during the calendar quarter. All purchases or sales of an Advised Fund must be reported quarterly.

Compliance is responsible for monitoring personal securities trading for compliance with the Code. On a periodic basis (but at least quarterly,) Compliance will review a sampling of the statements and reports submitted pursuant to the Code. Any unusual trading activity, patterns of transactions, or indications of violations of this Code will be addressed as necessary.

2.7.1	POLICY STATEMENT

Boyd strictly prohibits employees from effecting securities transactions while in possession of material, non-public information. Employees are also prohibited from disclosing such information to others. The prohibition against insider trading applies not only to the security to which the inside information directly relates, but also to related securities, such as options.

No employee who has material non-public information regarding any company may buy or sell securities of that company or a related company, directly or indirectly, or engage in any other action to take personal advantage of that information, or disclose such information to others, such as family, relatives, and business or social acquaintances.

For purposes of this Policy, “material” information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell securities. “Non-public” information is any information which has not been disclosed generally to the marketplace.

Remember: if your securities transactions become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Any employee who believes that they may have come into possession of material non-public information should discuss the matter with Compliance or Executive Management immediately. Further, if any employees have personal relationships that may result in the employee obtaining such information (e.g., a spouse who holds a high level position in a publicly traded company, a friend who works in investment banking and deals with public companies, etc.), Compliance should also be notified.

While there are various legal nuances regarding the true definition of insider trading, insider trading generally includes the following scenarios:

1.	Classical Scenario: Trading by an insider who owes a duty to the issuer of the security traded;

2.	Misappropriation Scenario: Trading based on material nonpublic information in breach of a duty owed to someone other than the issuer;

3.	Tipping Scenario: The tippee assumes the same liability as the tipper if the tippee knows or should have known that the tipper is breaching a duty by transmitting the information.

Another source of potential material non-public information may include confidential Boyd information regarding investment recommendations and client account holdings and transactions. Employees should:

•	Not discuss confidential information, except as necessary to perform their duties to Boyd
•	Not store confidential information in plain view in public areas of the office
•	Not discuss confidential information in public areas, including airports, elevators, etc.
•	Not share confidential information outside Boyd, including with spouses, friends, etc.

Upon determination that the information may represent material inside information, Compliance and Executive Management will take the following actions, as deemed appropriate:

1.	Consider a halt to all firm trading activity in the security;

2.	Consider a halt to all recommendations of the security;

3.	Consider requesting the issuer or other appropriate parties to disseminate the information promptly to the public if the information is valid and nonpublic;

4.	Take steps to ensure all files containing material, nonpublic information are sealed and access to computer files containing material, nonpublic information are restricted;

5.	Consult with other senior members of the firm; and

6.	Notify legal counsel and request advice as to what further steps should be taken before transactions or recommendations in the securities are resumed.

In addition, Compliance and Executive Management will confidentially document the firm’s actions in addressing the material inside information.

A violation of The Insider Trading and Securities Fraud Enforcement Act of 1988 may result in criminal and civil penalties of $1,000,000 or more. There are also very substantial criminal and civil penalties (including imprisonment) for improper insider trading or tipping. Litigation and investigations of insider trading cases are extremely burdensome, expensive, frequently publicized, and can be based on appearance alone.

If material non-public information is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering such disclosure should immediately report the facts to Compliance.

Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety, raise a potential conflict of interest, or be an improper payment in violation of applicable law.

Boyd has adopted the policies set forth below to guide all employees in this area. In general, gifts are distinguishable from permitted business meals and business entertainment. However, under Boyd’s policies, gifts include, without limitation, golf outings, sporting events, concerts, and other entertainment where the employee or other business party is not present and/or a business meeting or discussion is not held before, at or after the event.

Boyd’s policy with respect to business entertainment and workplace gifts is as follows:

•	Employees should not accept or provide any gifts or favors that might influence the decisions the employee or the recipient must make in business transactions involving Boyd, or that others might reasonably believe would influence those decisions;

•	Modest gifts and favors, which would not be regarded by others as improper, and which otherwise conform to generally accepted business practices, may be accepted or given on an occasional basis.

•	Business meals and entertainment (such as athletic or cultural events) which are consistent with general business practices and that are not extravagant (i.e. cost is not unusually high in comparison to other business meals or entertainment in similar venues, geographical locations and settings) or frequent in nature also are permissible. Unless otherwise provided in this Code or in other policies of Boyd, business meals and business entertainment associated with or incident to a business meeting or function that comply these requirements, are not considered to be gifts, gratuities, hospitalities or similar offerings.

•	Employees are prohibited from giving or accepting cash, cash equivalents and securities. This includes items that could be redeemed for cash, such as checks, tickets and cash- redeemable gift certificates. This policy does not include gift certificates that can only be redeemed for goods and services.

•	Where there is a law or rule that applies to the conduct of a particular business or the acceptance of gifts of even nominal value, the law or rule must be followed.

•	Acceptance of loans from banks or financial institutions on terms generally available to the public at large, acceptance of discounts or rebates on merchandise or services on terms generally available to the public at large or on terms generally available to Boyd employees, and gifts based upon a family relationship or close personal relationship pre- dating your involvement with Boyd, are permissible.

•	Gifts of alcohol, such as the receipt or giving of bottles of wine and other alcoholic beverages, are generally prohibited.

General Gift Limit

Employees are prohibited from receiving any gift, gratuity, hospitality or similar offering of more than $250.00 in aggregated value during a calendar year from any person or entity doing business with Boyd without the prior consent of Compliance, with the exception of accounts subject to Department of Labor (“DOL”) oversight (such as ERISA qualified accounts), whereby Boyd imposes different rules based on Boyd’s understanding of current DOL accepted standards.

Cash gifts are not allowed.

Receipt of Gifts from ERISA Service Providers

Employees are prohibited from accepting gifts from vendors or service providers in connection with any services provided by Boyd to a client that is a pension plan (subject to Form 5500 Schedule C reporting obligations), unless the following three conditions are all met: (i) the gift is tax deductible for federal income tax purposes for the vendor or service provider and would not be taxable income to Boyd or any employee; (ii) the gift does not exceed $50; and (iii) gifts from any one vendor or service provider do not exceed $100 during a calendar year. Additional policies with respect to pension plan clients are set forth are set forth in Exhibit A to Boyd’s Travel, and Entertainment and Business Expense Policies.

Gifts from multiple employees of one vendor or service provider to Boyd will be treated as a single source when calculating whether the $100 limit applies. However, in applying the limit to an occasional gift received by multiple employees from a single vendor or service provider, the amount received by each employee may be separately determined in applying the $100 limit.

Employees may accept occasional gifts of less than $10 without the gift counting toward the $100 limit. Employees may also accept promotional gifts of little intrinsic value that display a company logo (for example, pens with the company name). Cash gifts are not allowed.

If a vendor or service provider provides services to Boyd relating to Boyd’s pension plan clients and its non-pension plan clients, a pro rata share of the value of any gift received will be counted toward the $50 and $100 limits.

Additional gift and gratuity policies with respect to pension plan clients are set forth are set forth in Exhibit A to Boyd’s Travel, and Entertainment and Business Expense Policies.

General Gift Limit

Employees are prohibited from giving any gift, gratuity, hospitality or similar offering of more $250 in aggregated value during a calendar year to any person or entity doing business with Boyd, without the prior written consent of Compliance, with the exception of accounts subject to Department of Labor (“DOL”) oversight (such as ERISA qualified accounts), whereby Boyd imposes different rules based on Boyd’s understanding of current DOL accepted standards.

Cash gifts are not allowed.

Gifts to ERISA Plan Fiduciaries

In general, Boyd and its employees may not provide any person who is a fiduciary of an ERISA plan gifts, entertainment or other consideration with an aggregate value of $250.00 or more during a calendar year. Additional gift and gratuity policies with respect to pension plan clients are set forth in Exhibit A to Boyd’s Travel, and Entertainment and Business Expense Policies.

Cash gifts and gifts of more than $50 in value are not allowed.

Gifts to State Government Plans

State government employee benefit plans are not generally subject to ERISA. However, state government employee benefit plans may have their own limits and requirements with respect to gifts provided to plan representatives. Employees should consult with Compliance before providing any gift to a government plan officer or trustee.

If an employee becomes aware that he or she is a beneficiary of a gift or bequest under a will or trust agreement of a customer, former customer, or supplier (other than someone related by blood or marriage), the employee should promptly report it to Compliance. Depending on the circumstances, the employee may be required to take all reasonable steps to have the will or trust instrument amended to remove himself or herself as a beneficiary. In certain circumstances, if the employee is not removed as a beneficiary, the employee may be terminated in order to avoid the perception of a conflict of interest or improper influence. Likewise, an employee may not accept a bequest or devise from a customer, former customer, or supplier without prior approval of Compliance.

Procedural Summary

Who:	All employees
What:	Notify Compliance of gifts received
When:	On an ongoing basis
Evidence:	Compliance will retain a Gift Log

When an employee receives a gift, it is their responsibility to report it to Compliance for tracking on Boyd’s Gift Log. Gifts of nominal value (less than $10.00 in value) do not need to be reported, nor do promotional gifts of little intrinsic value that display a company logo or typical holiday gifts, such as food and fruit baskets.

Compliance will periodically review the gift log to identify any unusual patterns involving gifts or entertainment indicating a potential conflict of interest.

If an employee has any questions as to whether any proposed or contemplated gift or business entertainment activity complies with the above policy, please contact Compliance.

You have a duty to adhere to this Code and all other existing company policies and to report any suspected violations by yourself or any other employee, officer or director of Boyd. You should report violations of this Code by contacting Compliance. Your report will be dealt with anonymously and confidentially.

The responsibility for administering the Code, investigating alleged violations and determining corrective and disciplinary action rests with various groups within Boyd. Compliance is responsible for maintaining and updating the Code. Compliance may work together with other relevant parties in order to promptly handle investigations and recommend corrective and disciplinary actions. Depending on the circumstances, in some cases senior managers and other officers will be involved to consider and determine the appropriate corrective or disciplinary action. Compliance will periodically report Code violations and the corrective actions taken to Boyd’s Executive Management. In some cases, Executive Management will be responsible for conducting the investigation and determining the actions to be taken.

Our commitment to promoting the highest ethical standards includes a responsibility to foster an environment that allows our employees to report violations without the fear of retaliation or retribution. You will not be disciplined, lose your job, or be retaliated against in any other way for asking questions or voicing concerns about our legal or ethical obligations, as long as you are acting in good faith. “Good faith” does not mean that you have to be right, but it does mean that you believe that you are providing truthful information. The important thing is that you bring your question or concern to Boyd’s attention through one of the available channels.

Our employees must never be discouraged from using any available channel within the organization. Even simple questioning of a person reporting a violation can lead to unintentional retaliation, as it may make that person feel that he or she did something wrong by choosing one method over another. Persons reporting a violation under this Code must be able to choose whichever method they are most comfortable with to communicate their concern.

Any employee who retaliates against another employee for reporting known or suspected violations of our legal or ethical obligations will be in violation of the Code and subject to disciplinary action, up to and including dismissal. Retaliation also may be a violation of the law and, as such, could subject both the individual offender and Boyd to legal liability.

Compliance is responsible for providing new Access Persons with a copy of the most recent version of the Code upon employment and providing any amendments to the Code to all Access Persons thereafter. Any time an access person is provided with the Code, a signed acknowledgement of receipt and understanding will be required.

If an Employee has violated the Code, Boyd may take whatever discipline and other remedial action it deems appropriate. Discipline will vary but may include reprimand, censure, limitation or prohibition of personal trading, unwinding the transaction, profit disgorgement, and suspension or termination of employment, monetary fines and other sanctions.

All monetary fines or sanctions imposed shall be made payable anonymously to one or more charities that Boyd supports.

Advised Fund Board Reporting

Compliance will prepare, or supervise the preparation of, a written report that describes any issues arising under the Code during each calendar quarter as may be required by Advised Funds. Such reports may address any material violation of these policies and procedures and any sanctions imposed in response. In addition, Boyd may be required to certify that it has adopted procedures reasonably necessary to prevent violations of its Code.

Under certain circumstances, it may be appropriate for a provision of the Code to be waived for a particular employee. Any employee seeking a waiver should confer with Executive Management and/or Compliance regarding the circumstances surrounding the waiver request. Approval for waiver requests will be granted in writing.

Compliance will maintain records in a manner and to the extent set forth below, which records shall be available for examination by representatives of the appropriate regulatory authority.

1.	A copy of this Code and any other code, which is or at any time within the past five (5) years has been in effect, shall be preserved in an easily accessible place.

2.	A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five (5) years following the end of the fiscal year in which the violation occurs.

3.	A copy of each quarterly and annual report, including any brokerage statements, made by an Access Person pursuant to this Code shall be preserved for a period of not less than five (5) years following the end of the fiscal year in which the reports occur, the first two (2) years in an easily accessible place.

4.	A copy of each preclearance or similar request, and the reasons supporting the approval of such request, if applicable, shall be preserved for a period of not less than five (5) years following the end of the fiscal year in which the reports occur, the first two (2) years in an easily accessible place.

5.	A list of all Access Persons who are, or within the past (5) years have been, required to make reports pursuant to this Code shall be maintained and preserved for a period of not less than five (5) years following the end of the fiscal year in which the reports occur, the first two (2) years in an easily accessible place.

6.	Records related to political contributions, as described in Section 3.1.5 of this Manual.

7.	All written documents acknowledging receipt of the Code or any amendments to the Code by all current Access Persons or those who were Access Persons within the past five (5) years.